May 7, 2019

Ms. Katherine Bagley, Staff Attorney

Ms. Mara Ransom, Assistant Director

Division of Corporation Finance

Office of Consumer Products

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Investview, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed May 2, 2019
File No. 333-229341

Ladies:

InvestView, Inc. hereby requests acceleration of the effective date of the above-referenced registration statement on Form S-1 to Thursday, May 9, 2019, at 4:00 p.m., Eastern time, or the earliest practicable date and time thereafter.

In connection with the acceleration request, the officers and directors of InvestView, Inc. have read the registration statement in its entirety, including all of the exhibits thereto, and are familiar with all of the information contained therein. To the best of our knowledge, all of the information contained in the registration statement is complete and accurate in all material respects. We have no information or knowledge with respect to any material fact in connection with InvestView, Inc. or its past, current, or prospective operation that would be materially adverse to InvestView, Inc. that is not disclosed in the registration statement or the prior filings made by InvestView, Inc. pursuant to the provisions of the Securities Act of 1934, as amended.

If you have any questions respecting the foregoing, please telephone.

Sincerely,

INVESTVIEW, INC.

/s/ William C. Kosoff
William C. Kosoff
Acting Chief Financial Officer